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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  SC Bancorp

Title of Class of Securities:  Common Stock, no par value

CUSIP Number: 783 880 107

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Bennett Lindenbaum, c/o Basswood Partners, 52 Forest Avenue,
               Paramus, NJ  07652; (201) 843-3644

     (Date of Event which Requires Filing of this Statement)

                        September 1, 1995

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 923 214 100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         467,209

9.  Sole Dispositive Power:

         467,209

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         467,209

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         6.3%

14. Type of Reporting Person

         PN




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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Matthew Lindenbaum   ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         467,209

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         467,209

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         467,209

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         6.3%

14. Type of Reporting Person

         PN




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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Lindenbaum   ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         467,209

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         467,209

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         467,209

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         6.3%

14. Type of Reporting Person

         PN




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Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock, no par value, in SC Bancorp.

         The name and address of the principal executive and business office of the Issuer is:

         SC Bancorp
         3800 East La Palma Avenue
         Anaheim, California  92807-1798.

Item 2.  Identity and Background

         This statement is being filed on behalf of Basswood Partners, L.P. ("Basswood"), a Delaware limited partnership, and Matthew and Bennett Lindenbaum, the sole principals of Basswood Management, Inc., Basswood's general partner. Basswood's principal office is at 52 Forest Avenue, Paramus, NJ 07652. Basswood is the general partner of Basswood Financial Partners, L.P. ("the Partnership"), and advises several managed accounts.

         Neither Matthew Lindenbaum nor Bennett Lindenbaum have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Matthew Lindenbaum nor Bennett Lindenbaum have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Matthew Lindenbaum and Bennett Lindenbaum are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, Basswood, Matthew Lindenbaum and Bennett Lindenbaum are deemed to beneficially own 467,209 shares of Common Stock (the "Shares"), no par value, in SC Bancorp. All 467,209 Shares are held by the Partnership or by managed accounts over which Basswood, Matthew Lindenbaum and Bennett Lindenbaum have investment discretion. The Shares were purchased in open market transactions at an aggregate cost of $2,350,977. The funds for the purchase of the Shares held in the Partnership and the managed accounts over



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         which Basswood, Matthew Lindenbaum and Bennett
         Lindenbaum have investment discretion have come from the Partnership's working capital or each account's own funds. The Partnership's working capital includes the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by it.

Item 4.  Purpose of Transactions.

         The Shares beneficially owned by Basswood, Matthew Lindenbaum and Bennett Lindenbaum were acquired for, and are being held for, investment purposes. Basswood, Matthew Lindenbaum and Bennett Lindenbaum have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
         Schedule 13D.


Item 5.  Interest in Securities of Issuer.

         As of the date hereof, Basswood, Matthew Lindenbaum and Bennett Lindenbaum are deemed to be the beneficial owners of 467,209 Shares. Based on information received from the Company, there are believed to be 7,468,505 Shares outstanding. Therefore, Basswood, Matthew Lindenbaum and Bennett Lindenbaum beneficially own 6.3% of the outstanding Shares. Basswood, Matthew Lindenbaum and Bennett Lindenbaum have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own.
         All transactions in the Shares effected by the Reporting Person during the past sixty days were effected in open-market transactions and are set forth in Exhibit B hereto.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         None of Basswood, Matthew Lindenbaum or Bennett
         Lindenbaum have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.



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         2.   A description of the transactions in the
              Shares that were effected by the reporting persons during the past 60 days is filed herewith as Exhibit B.



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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By:  /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                               /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                               /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum

September 8, 1995



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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

September 8, 1995 relating to the Common Stock of SC Bancorp shall be filed on behalf of the undersigned.


                             BASSWOOD PARTNERS, L.P.

                             By: Basswood Management, Inc.,
                                 its General Partner


                             By:   /s/ Matthew Lindenbaum
                                 _____________________________
                                 Matthew Lindenbaum, President




                               /s/ Matthew Lindenbaum
                             _________________________________
                             Matthew Lindenbaum


                               /s/ Bennett Lindenbaum
                             _________________________________
                             Bennett Lindenbaum



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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS
                                          Price Per Share
  Date           Shares Acquired      (Including Commission)
  ____           _______________       ____________________

8/01/95              11,870                   $5.1850

8/29/95               7,600                    5.3100

8/30/95               9,000                    5.3100

8/31/95               3,600                    5.3100

9/01/95              39,424                    6.1216

9/06/95              70,000                    6.0946


































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